Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE SHOWCASES ITS DIGITAL VIDEO INGEST SYSTEM AND END TO END IPTV
SOLUTIONS AT IBC 2006

Video Ingest and IPTV Solutions for Professionals

        HERZLIYA, Israel, September 6, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will demonstrate its IPTV and digital video solutions at IBC 2006, September 8 -12, 2006 in Amsterdam. Optibase will showcase its flexible model design providing customers with future-proof video solutions to meet the evolving requirements of Telcos and service providers.

        Exciting displays at the Optibase booth (#2.249) include:

—	Optibase Creator, an HD/SD multi-format broadcast and archive ingest server. A professional digital video ingest system, the Creator is ideal for video on demand services, archiving, play out and other content creation applications that require concurrent frame accurate high-resolution and low-resolution encoding in real-time, as well as real-time quality control.
—	Optibase’s field proven, end to end solution for IPTV comprising the MGW5100 integrated carrier grade TV streaming platform, Orca Interactive’s middleware service delivery platform and BitBand video servers streaming MPEG-2 video. A leader in digital video creation and digital video streaming solutions over Broadband IP/ATM networks, Optibase has successfully deployed comprehensive end to end IPTV solutions. From satellite reception IRDs to the head-end and middleware through to the set up box at the end user, Optibase integrates all the key players in the IPTV ecosystem to ensure a high quality, reliable and cost effective IPTV system.
—	MGW230, single-channel encoding and streaming platform. Key features of the latest addition to Optibase’s family of IP streaming gateways include enhanced composite video performance and SDI Video with embedded audio.

        Yossi Aloni, vice president of marketing, Optibase, said, “From customized end to end IPTV solutions to ingest servers for professional broadcasters and Telco grade and enterprise streaming, Optibase has the expertise to design and develop solutions that meet the specific requirements of the most challenging customers. A pioneer and market leader in video encoding, decoding and IPTV streaming solutions, Optibase’s products have been at the core of professional digital video solutions worldwide for many years, and our latest offerings promise to continue to provide the quality for which the company is renowned.”

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.